SUB ITEM 77M: MERGERS

On May 6, 2011, the net assets of the Touchstone Funds Group Trust Healthcare and Biotechnology Fund merged into the Touchstone Strategic Trust Large Cap Growth Fund. The merger was accomplished by a tax-free exchange of 1,487,602 shares of the Healthcare and Biotechnology Fund for 1,028,077 shares of the Large Cap Growth Fund outstanding at May 6, 2011. The Healthcare and Biotechnology Fund's net assets as of May 6, 2011 were combined with those of the Large Cap Growth Fund.